Exhibit 21.1

Subsidiaries of the Registrant

Wholly-owned subsidiaries of Premier Exhibitions, Inc. as of February 29, 2012:

Name	Jurisdiction of Organization
RMS Titanic, Inc.	Florida
R.M.S. Titanic (UK) Ltd.	United Kingdom
Premier (United Kingdom) Ltd.	United Kingdom
Exhibitions International, LLC	Nevada
Premier Exhibition Management LLC	Florida
Exhibitions International, LLC.	Delaware
Premier Exhibitions Mexico, S. de R.L. de C.V.	Mexico
Premier Exhibitions NYC, Inc.	Nevada
Premier Merchandising, LLC	Delaware
Premier Sports Exhibitions, LLC	Delaware
Premier Vision, LLC	Delaware
Premier Exhibitions International Operations B.V.	Netherlands
PRXI International Holdings C.V.	Netherlands